UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John K. Medica
   One Dell Way
   TX, Round Rock 78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   3/6/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and General Manager Product Group
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |3/6/ 2|3/6/ 2|A   | |50000.000         |A  |           |221957.000         |D     |                           |
                    |003   |003   |1   | |                  |   |           |                   |      |                           |
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Common Stock        |      |      |    | |                  |   |           |21397.000          |I     |Employer 401(k)            |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Nonqualified |$25.45  |       |      |    | |           |   |2    |9/5/2|Common Stock|       |       |100000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$27.64  |       |      |    | |           |   |3    |3/7/2|Common Stock|       |       |100000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$26.185 |3/6/ 20|3/6/ 2|A   | |450000.000 |A  |4    |3/6/2|Common Stock|450000.|       |450000.000  |D  |            |
Stock Options|        |03     |003   |    | |           |   |     |013  |            |000    |       |            |   |            |
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Nonqualified |$24.09  |       |      |    | |           |   |5    |6/18/|Common Stock|       |       |350000.000  |D  |            |
Stock Option |        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
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Nonqualified |$22.94  |       |      |    | |           |   |6    |2/12/|Common Stock|       |       |100000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
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Nonqualified |$22.10  |       |      |    | |           |   |7    |9/6/2|Common Stock|       |       |100000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |011  |            |       |       |            |   |            |
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Nonqualified |$28.899 |       |      |    | |           |   |8    |7/17/|Common Stock|       |       |18080.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2008 |            |       |       |            |   |            |
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Nonqualified |$37.5938|       |      |    | |           |   |9    |8/22/|Common Stock|       |       |76660.000   |D  |            |
Stock Option |        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nonqualified |$37.5938|       |      |    | |           |   |10   |8/22/|Common Stock|       |       |76660.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nonqualified |$44.6875|       |      |    | |           |   |11   |9/23/|Common Stock|       |       |38935.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2009 |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Represents 50,000 shares of restricted stock scheduled to vest as follows:
10,000 shares on 3/6 of each year from 2004 through 2008.
2. Exercisable according to the following schedule: 20,000 shares on 9/5 of each year from 2003 through 2007.
3. Exercisable according to the following schedule: 20,000 shares on 3/7 of each year from 2003 through 2007.
4. Exercisable according to the following schedule: 90,000 shares on 3/6 of each year from 2004 through 2008.
5. Exercisable according to the following schedule: 70,000 shares currently exercisable and 70,000 shares on 6/18 of each year from 2003 through 2006.
6. Exercisable according to the following schedule: 20,000 shares currently exercisable and 20,000 shares on 2/12 of each year from 2003 through 2006.
7. Exercisable according to the following schedule: 20,000 shares currently exercisable and 20,000 shares on 9/6 of each year from 2003 through 2006.
8. Exercisable according to the following schedule: 7,232 shares currently exercisable and 3,616 shares on 7/17 of each year from 2003 through 2005.
9. Exercisable according to the following schedule: 15,332 shares on 8/22 of each year from 2003 through 2007.
10. Exercisable according to the following schedule: 30,664 shares currently exercisable and 15,332 shares on 8/22 of each year from 2003 through 2005.
11. Exercisable according to the following schedule: 23,361shares currently exercisable and 7,787 shares on 9/23/2003 and 9/23/2004.
SIGNATURE OF REPORTING PERSON
John K. Medica
Thomas H. Welch, Jr.,  Attorney-in-Fact